C21 Announces Appointment of CB1 Capital's Todd Harrison to its Board of Directors; Change of Auditor

VANCOUVER, January 29, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a leading vertically integrated cannabis company, today announced that CB1 Capital Management's Chief Investment Officer, Todd Harrison, will join the Company's Board of Directors.

Chairman, Bruce Macdonald: "We are thrilled to have Todd joining the team. Todd is the consummate professional, a leading mind in the industry, and brings vast capital markets experience to our Board. I have had the pleasure of working closely with Todd for the last two years and we are fully aligned in our vision and growth strategy for C21."

Mr. Harrison brings a wealth of knowledge and insight to the Company's Board, both through his near 30 years on Wall Street-as VP at Morgan Stanley to President of Cramer Berkowitz-as well as through his current role as Chief Investment Officer of CB1 Capital Management. He is also an author and Emmy award-winning executive producer for his work at financial media company, Minyanville. Mr. Harrison founded CB1 Capital Management in 2017 - an investment advisory firm that invests in stocks focused on cannabinoid-based wellness solutions and other cannabis-based bio-pharmaceutical applications, therapies, and other use-cases. Mr. Harrison has lectured at numerous academic institutions, has appeared on CNBC, CNN, FOX, Bloomberg TV, and has been featured across numerous publications and platforms.

CIO of CB1 Capital Management, Todd Harrison: "It's remarkable what C21 has accomplished in the last year despite the unique operational complexities caused by the pandemic. I look forward to helping the Company navigate the emerging U.S landscape and execute on its growth strategy."

The Company also announces the resignation of Board member and former CEO, Robert Cheney. The Company appreciates his dedication and important contributions building the foundation of C21 and wishes Rob the best in his future endeavours.

Change of Auditor:

The Company announced that it has changed its auditor from Davidson & Company LLP ("Davidson & Company") to Baker Tilly US, LLP ("Baker Tilly"), effective January 19, 2021. At the request of the Company, Davidson & Company resigned as the Company's auditor effective January 19, 2021 and the Board of Directors appointed Baker Tilly as the Company's auditor effective January 19, 2021.

Chairman, Bruce Macdonald: "The Company would like to thank Davidson & Company for their services and guidance. We are pleased to work with Baker Tilly, a Top 10 Global Accounting Firm, to help us navigate the evolving U.S. industry landscape."

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the notice of change of auditor, together with the required letters from the former auditor and the successor auditor, have been reviewed and delivered by the Board of Directors of the Company and will shortly be filed on SEDAR. There were no "reportable events" as such term is defined in NI 51-102 between the Company and Davidson & Company.

Media Contact:	Investor Contact:

Mattio Communications c21@mattio.com	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca +1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.:

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the benefits of appointing Todd Harrison to the Company's Board of Directors, the Company's focus on its growth strategy, the benefits of appointing Baker Tilly US, LLP as the Company's auditor, the Company's ability to take advantage of an evolving U.S. legal landscape, the performance of the Company's brands, including Phantom Farms and Hood Oil, the continued demand for the Company's cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.